SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 and 15d-16
of the Securities Exchange Act of 1934

For the month of DECEMBER, 2005	Commission File Number 000-50778
HEMOSOL CORP.
(Translation of registrant’s name into English)
2585 Meadowpine Boulevard
Mississauga, Ontario
Canada L5N 8H9
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑                      Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                      No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBIT LIST

Exhibit	Description
99.1	Press Release dated December 12, 2005

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Nigel D. Meakin
	Name:	Nigel D. Meakin
	Title:	Senior Vice President, PriceWaterhouseCoopers Inc., in its capacity as Court appointed Interim Receiver of Hemosol Corp. and not in its personal or corporate capacity

Date: December 12, 2005